UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

VTEX

(Name of Issuer)

Class A common shares, par value $0.0001 per share

(Titles of Class of Securities)

G9470A102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: MGF Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 32,153,276
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 32,153,276

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,153,276
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 30.2%
12.	Type of Reporting Person (See Instructions): HC

2.

1.	Name of Reporting Persons: The Thomaz Family Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 20,920,307
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 20,920,307

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,920,307
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 23.2%
12.	Type of Reporting Person (See Instructions): HC

3.

Item 1.

(a) Name of Issuer:

VTEX (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

125 Kingsway, Wc2B 6NH

London, United Kingdom

Item 2.

(a) Name of Person Filing:

MGF Trust

The Thomaz Family Trust

The foregoing persons are hereinafter sometimes referred to together as the “Reporting Persons.”

(b) Address of Principal Business Office, or, if None, Residence:

The principal business office for each of MGF Trust and the Thomaz Family Trust is:

Goodman’s Bay Corporate Centre, Second Floor

West Bay Street

P.O. Box SP-61567

Nassau, Bahamas

(c) Citizenship:

See Item 4 of each cover page.

(d) Title of Class of Securities:

Class A common stock of the Issuer, $0.0001 par value per share (“Class A Common Stock”).

(e) CUSIP Number:

G9470A102

Item 3.

Not applicable.

4.

Item 4. Ownership.

(a) Amount beneficially owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G incorporated by reference in its entirety into this Item 4.

The beneficial ownership of the Class A Common Stock reported herein is based on: (i) 32,153,276 shares of Class B common stock of the Issuer directly held by Abrolhos One Limited, the sole shareholder of which is MGF Trust; and (ii) 500,000 shares of Class A Common Stock and 2,000,000 shares of Class B common stock of the Issuer held by Signo Inv. Tech Co Ltd, and 18,420,307 shares of Class B common stock of the Issuer directly held by Imbetiba Fund Inc. The sole shareholder of each of Signo Inv. Tech Co Ltd and Imbetiba Fund Inc. is the Thomaz Family Trust.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares reported herein that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares reported herein that are not directly owned by such Reporting Person. Onyx Partners Limited, a public trust company licensed in the Bahamas, which is the trustee of each of the Reporting Persons, may be deemed to have beneficial ownership over the common shares held by them.

Each Class A Common Share is entitled to one vote. Each Class B common share is entitled to ten votes and is convertible into one Class A Common Share, at the option of the holder and automatically upon transfer, subject to certain exceptions.

The calculations included herein are based upon 74,239,544 shares of Class A Common Stock outstanding immediately after the initial public offering of the Issuer, as reflected in the Issuer’s Prospectus filed with the Securities and Exchange Commission on July 22, 2021, and includes each Reporting Person’s beneficial ownership of Class B common shares, and options to purchase Class A Common Shares, as applicable.

(b) Percent of class:

See Item 11 on the cover pages hereto.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 on the cover pages hereto.

(ii) Shared power to vote or to direct the vote:

See Item 6 on the cover pages hereto.

5.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 on the cover pages hereto.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 on the cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Act. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2022

MGF TRUST

By:	Onyx Partners Limited, its trustee

By:	/s/ Sheldon Cartwright
Name:	Sheldon Cartwright
Title:	Authorized Signatory

THE THOMAZ FAMILY TRUST
By:	Onyx Partners Limited, its trustee

By:	/s/ Sheldon Cartwright
Name:	Sheldon Cartwright
Title:	Authorized Signatory

7.